VIA EDGAR

April 29, 2008

Mr. Michael Fay
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305

Re:	Oshkosh Corporation (the Company) Form 10-K for the Year Ended September 30, 2007 Commission File No. 1-31371

Dear Mr. Fay:

On February 1, 2008, the Company received a comment letter from the SEC staff with respect to the above-referenced filing. Following our initial response dated February 15, 2008 and upon receipt of the staff’s reply dated March 5, 2008 we conducted a conference call with you and Ms. Theresa Messinese to review our intended response, which we submitted to you on March 28, 2008.

We are in receipt of your April 15, 2008 correspondence, wherein you had additional commentary. We have provided our response to your additional commentary below. For convenience, we have repeated the additional comments from your April 15, 2008 correspondence in its entirety in this letter, along with our response.

Note 20: Business Segment Information, page 79

Prior Comment 2

Aerial Work Platform and Telehandler Product Groups

1.	We have read your response, but we believe, as discussed below, that there may be additional factors that have not been analyzed that may indicate that the aerial work platform and telehandler products are not similar for the purpose of paragraph 37 of SFAS 131.

First, we agree with your statement that differences in capacity and reach alone would not necessitate separate disclosure of the revenue attributable to the aerial work platform and telehandler product groupings. But, it appears that these groupings are uniformly and globally recognized natural groupings of the underlying products. And further, the difference in capacity between these products appears to be substantial. JLG Industries, in their fiscal 2006 Form 10-K, describes the typical use for telehandlers as the lifting, transporting and placing of a wide variety of materials at their point of use or storage, and quantifies the lift capacities as ranging from 5,000 to 12,000 pounds. Aerial work platforms, however, “are designed to help people access hard-to-reach work areas.” It quantifies the rated lift capacities of the three categories of aerial work platforms in the ranges of 500 to 1,000 pounds, 500 to 3,000 pounds, and 300 to 500 pounds. We have also reviewed the websites of a number of other manufacturers and your customers. These websites recognize the aerial work platform and telehandler groupings, without exception. For example, the website of United Rentals (the largest customer of JLG Industries), categorizes your aerial work platforms under “aerial lifts,” and your telehandlers under “forklifts and material handling.” These factors would seem to indicate that there are differences between these products and that these differences are greater than, to use your example, the ones between the wattage of light bulbs and the payload of pick-up trucks.

Second, as illustrated below, we note that the revenue trends for the aerial work platform and the telehandler products are different. (Refer to the JLG Industries fiscal 2006 Form 10-K.) We believe these different revenue trends may be an indication of an underlying, important dissimilarity between the products, as we would expect similar products to exhibit similar revenue trends.

	Aerial Work Platforms	Increase	Telehandlers	Increase
2004	$ 562.00		$ 358.90
2005	$ 888.00	58.0%	$ 511.80	42.6%
2006	$ 1,159.80	30.6%	$ 776.00	51.6%

Third, we note that aerial work platform and the telehandler products exist in different competitive environments. Based on the below disclosure taken from the JLG Industries fiscal 2006 Form 10-K, we note that (i) consolidation of the aerial work platform and telehandler product manufacturers is occurring at different rates, and (ii) you face competition from a much greater number of “major” telehandler manufactures than you face from “significant” aerial work platform manufacturers. The different competitive environments appears to be a factor indicating that the products are dissimilar as we would expect similar products to be subject to similar competitive environments. In addition, we believe that these factors may cause the products to exhibit different revenue trends in the future. We believe an impact on revenue trends is relevant in light of paragraph 103 of SFAS 131 which states, in part, that “an analysis of trends in revenue from products and services is important in assessing both past performance and prospects for future growth.”

Industry, page 4

…The number of significant North American and European broad-line aerial work platform manufacturers has decreased from 11 to three, and the number of significant North American and European telehandler manufacturers has decreased from 13 to eight.

Competition, page 5

…Within this global market, we face competition principally from two significant aerial work platform manufacturers, approximately 24 smaller aerial work platform manufacturers, seven major telehandler manufacturers and approximately 20 smaller telehandler manufacturers, as well as numerous manufacturers of other niche products such as boom trucks, cherry pickers, mast climbers, straight mast and truck-mounted fork-lifts, rough-terrain and all-terrain cranes, truck-mounted cranes, portable material lifts and various types of material handling equipment that offer similar or overlapping functionality to our products. We believe we are the world’s leading manufacturer of aerial work platforms and one of the world’s leading manufacturers of telehandlers.

Fourth, we note from the disclosure immediately above that there is not symmetry in the identities of the manufacturers of the aerial work platforms and telehandlers. We believe this lack of symmetry may be an indication that the products are not similar as we would expect manufacturers to produce both products if the products are similar. To again use your example, we would expect a manufacturer of light bulbs to produce the full spectrum of popular wattages and a manufacturer of pick-up trucks to produce the full spectrum of popular payloads.

And fifth, we highlight the 20 year agreement to design and produce a full line of Caterpillar-branded telehandlers, executed by JLG Industries in 2005. This agreement appears to indicate that different revenue generating opportunities for each of the products exist. We believe different opportunities may be an indication that the products are not similar as we would expect similar products to have similar opportunities.

In summary, we believe the factors noted above may indicate that the aerial work platform and telehandlers products are not similar for the purpose of paragraph 37 of SFAS 131. Accordingly, please expand the disclosure in your upcoming Form 10-Q to quantify the 2007 full fiscal year and the 2007 and 2008 interim period revenue attributable to each of these products. If you continue to believe expanded disclosure is not required, please provide us a revised analysis that addresses the points we have raised. As part of your analysis, (i) quantify the 2007 full fiscal year and the 2007 and 2008 interim period revenue attributable to each product, and (ii) tell us the market share you hold in each product.

Concrete Placement Products and Refuse Packers

2.	We note your belief that additional disclosure is not warranted within the Commercial segment, in part, based upon the materiality of the products to the overall company. You based this opinion on the disclosure requirements listed for operating segments in paragraph 18 of SFAS 131. Please note that paragraph 18 does not apply to the enterprise-wide disclosures of paragraphs 37 – 39. We believe the appropriate materiality standard for the enterprise wide disclosure is the guidance at the end of the standard which states that “The provisions of the Statement need not be applied to immaterial items.”

We also note the analysis you have provided, but we believe that concrete mixers and refuse packers are facially different products that do not qualify as similar for the purpose of paragraph 37 of SFAS 131. We base our conclusion, in part, on the following differences between concrete mixers and refuse packers:

•	The body of each type of truck is substantially different in appearance;
•	The cargo of each type of truck is substantially different as one transports refuse and the other transports concrete;
•	The purpose of the transport of the cargo is substantially different as the refuse is presumably being moved to a place of long term storage, sorting, or recycling, and the concrete is being moved to further a construction related activity;
•	The customers who purchase each type of truck are substantially different as the refuse trucks appear to be marketed primarily to municipalities and national and regional refuse haulers, while your concrete mixers appear to be marketed to concrete manufacturers, suppliers, and distributors; and
•	The manufacturers who produce each type of truck are different. Based on the disclosure on page 12 or your Form 10-K, it appears that you are the only manufacturer who produces both concrete mixers and refuse packers. We believe this factor is an indication that the products are dissimilar as we would expect more than one manufacturer to produce both types of trucks if there are substantial similarities between the products.

We believe these differences are significant as they may contribute to a difference in future revenue trends. For example, the revenue attributable to your concrete mixers may be more closely correlated to the construction industry when compared to the revenue attributable to your refuse packers. A difference in future revenue trends is significant as paragraph 103 of SFAS 131 states, in part, that “an analysis of trends in revenue from products and services is important in assessing both past performance and prospects for future growth.”

To address our response, your analysis of the characteristics appears to be overly broad. For example, your statement that the products are sold to “similar categories of vocational customers-large, multinational or independent specialty haulers” appears to be an overly broad characterization of the customers of each product that does not fully identify any differences in customers that my be relevant. As another example, your statement that “concrete mixers and refuse collection vehicle products included within the Commercial segment have similar uses” also appears to be an overly broad characterization that does not fully analyze the differences in the end uses that may be significant.

As we have indicated above, we do not believe your concrete mixer and refuse packer products are similar. Accordingly, please separately disclose in your upcoming Form 10-Q the revenue attributable to concrete mixers and refuse packers, for the 2006 and 2007 full fiscal years and the 2007 and 2008 interim periods. We would not object to you aggregating all of your concrete related revenue (e.g., revenue attributable to batch plants, concrete mixers, etc.). If you continue to believe expanded disclosure is not required, please provide us a revised analysis that addresses the points we have raised. As part of your analysis, (i) quantify the 2006 and 2007 full fiscal year and the 2007 and 2008 interim period revenue attributable to each of these products, and (ii) tell us the market share you hold in each product at the end of each of the periods presented in your Form 10-K.

Company Response

The Company intends to comply with the requests of the SEC staff to separately disclose revenues relating to certain products of the access equipment and commercial segments and has included as an exhibit to this letter, the Company’s intended disclosure in its Form 10-Q filing for the quarter ended March 31, 2008, which the Company intends to file on or about May 1, 2008. The revised disclosure will present revenue attributable to aerial work platforms and telehandlers within the access equipment segment, as well as concrete placement (to include concrete mixers and concrete batch plants) and refuse collection vehicles within the commercial segment for each period requested.

Supplementally, the Company notes that paragraph 103 of SFAS 131, which discusses background information and basis for conclusions for disclosure of segment and product information, states the following:

“Analysts said that an analysis of trends in revenues from products and services is important in assessing both past performance and prospects for future growth. Those trends can be compared to benchmarks such as industry statistics or information reported by competitors.”

As noted, it is the comparability of such data relative to competitors that is meaningful to users of the financial statements. The Company believes that its revenue by product disclosures would be more meaningful to financial statement users if there were comparable industry statistics (typically an accumulation of competitor data) or if competitors disclosed similar product revenue information. We believe that such comparable industry data is not disclosed today by our public competitors in the U.S. or globally.

*  *  *  *  *

If you would like to discuss this matter further, please contact me at (920) 233-9204 or Thomas J. Polnaszek, Senior Vice President, Finance and Controller, at (920) 233-9576.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ David M. Sagehorn

David M. Sagehorn
Executive Vice President and
Chief Financial Officer
Oshkosh Corporation

Attachment

cc:	Ms. Theresa Messinese, U.S. Securities and Exchange Commission
Mr. Harvey N. Medvin, Chairman of Audit Committee of Oshkosh Corporation
Mr. Robert G. Bohn, Chairman and Chief Executive Officer, Oshkosh Corporation
Mr. Charles L. Szews, President and Chief Operating Officer, Oshkosh Corporation
Mr. Thomas J. Polnaszek, Senior Vice President, Finance and Controller, Oshkosh Corporation

Exhibit 1

17. Business Segment Information

        Summarized financial information concerning the Company’s product lines and reportable segments is as follows (in millions):

	Year Ended September 30, 2007			Year Ended September 30, 2006
	External Customers	Inter- segment	Net Sales	External Customers	Inter- segment	Net Sales
Aerial work platforms	$1,493.7	$--	$1,493.7	$--	$--	$--
Telehandlers	796.8	--	796.8	--	--	--
Other	249.0	--	249.0	--	--	--

Access equipment(a)	2,539.5	--	2,539.5	--	--	--
Defense	1,412.1	4.4	1,416.5	1,311.9	5.3	1,317.2
Fire & emergency	1,107.4	34.8	1,142.2	925.8	35.7	961.5
Concrete placement	619.3	--	619.3	697.9	0.6	698.5
Refuse collection	527.4	--	527.4	476.0	--	476.0
Other	101.6	--	101.6	15.8	--	15.8

Commercial	1,248.3	--	1,248.3	1,189.7	0.6	1,190.3
Intersegment eliminations	--	(39.2)	(39.2)	--	(41.6)	(41.6)

Consolidated	$6,307.3	$--	$6,307.3	$3,427.4	$--	$3,427.4

(a)	Fiscal 2007 access equipment disclosures include the results of JLG subsequent to December 6, 2006, the date of acquisition.

	Three Months Ended March 31, 2008			Three Months Ended March 31, 2007
	External Customers	Inter- segment	Net Sales	External Customers	Inter- segment	Net Sales
Aerial work platforms	$554.5	$--	$554.5	$371.7	$--	$371.7
Telehandlers	167.1	--	167.1	264.4	--	264.4
Other	91.5	--	91.5	71.8	--	71.8

Access equipment	813.1	--	813.1	707.9	--	707.9
Defense	448.7	2.1	450.8	305.1	0.9	306.0
Fire & emergency	259.9	12.4	272.3	285.8	8.4	294.2
Concrete placement	90.0	--	90.0	200.4	--	200.4
Refuse collection	139.6	--	139.6	132.7	--	132.7
Other	21.3	--	21.3	28.8	--	28.8

Commercial	250.9	--	250.9	361.9	--	361.9
Intersegment eliminations	--	(14.5)	(14.5)	--	(9.3)	(9.3)

Consolidated	$1,772.6	$--	$1,772.6	$1,660.7	$--	$1,660.7

	Six Months Ended March 31, 2008			Six Months Ended March 31, 2007
	External Customers	Inter- segment	Net Sales	External Customers	Inter- segment	Net Sales
Aerial work platforms	$933.7	$--	$933.7	$442.1	$--	$442.1
Telehandlers	324.8	--	324.8	298.1	--	298.1
Other	165.1	--	165.1	85.4	--	85.4

Access equipment(a)	1,423.6	--	1,423.6	825.6	--	825.6
Defense	845.7	3.4	849.1	615.5	2.2	617.7
Fire & emergency	521.9	23.0	544.9	545.5	14.7	560.2
Concrete placement	160.4	--	160.4	357.2	--	357.2
Refuse collection	279.5	--	279.5	267.4	--	267.4
Other	41.4	--	41.4	56.3	--	56.3

Commercial	481.3	--	481.3	680.9	--	680.9
Intersegment eliminations	--	(26.4)	(26.4)	--	(16.9)	(16.9)

Consolidated	$3,272.5	$--	$3,272.5	$2,667.5	$--	$2,667.5

(a)	Fiscal 2007 access equipment disclosures include the results of JLG subsequent to December 6, 2006, the date of acquisition.